

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

May 14, 2008

VIA U.S. MAIL and FACSIMILE (415) 330-2447

Ronald J. Santilli
Chief Financial Officer
Cutera, Inc.
3240 Bayshore Blvd.
Brisbane, California 94005

  RE: Cutera, Inc.
    Form 10-Q for the fiscal quarter ended March 31, 2008
    File No. 000-50644

Dear Mr. Santilli:

  We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarter ended March 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Critical Accounting Policies and Estimates, page 13

Fair Value Measurements, page 13

1.   Please tell us and disclose in future filings the amount of assets and liabilities you measured using significant unobservable inputs (Level 3 assets and liabilities) as a percentage of the total assets and liabilities you measured at fair value. Refer to the sample letter sent to public companies on MD&A disclosure regarding the application of SFAS 157, available at http://sec.gov/divisions/corpfin/guidance/fairvalueltr0308.htm.

2.   We note your disclosure that the valuation of auction rate securities under SFAS 157 was determined "based on expected cash flow streams and collateral values, assessments of counterparty credit quality, default risk underlying the security, market discount rates and overall capital market liquidity." Please tell us and revise future filings to discuss the significant assumptions underlying your use of the cash flow method in valuing the auction rate securities.

3.   We reference the disclosure on page 13 that the valuation model reflects your intention to hold your ARS until they can be liquidated in a market that facilitates orderly transactions and your belief that you have the ability to maintain your investment indefinitely. Please tell us why you believe that investor intent should be considered in determining fair value under SFAS 157, since a Level 3 analyses should only include assumptions that market participants would use in pricing the asset or liability.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3604 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Kate Tillan
Assistant Chief Accountant